Exhibit 99.17

coform	88(2)
(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.
Company Number	29846

Company Name in full	Wolseley plc

Shares allotted (including bonus shares):

	From			To

Date or period during which shares were allotted	Day	Month	Year	Day	Month	Year

(if shares were allotted on one date enter that date in the “from” box)	22	01	2007

Class of shares (ordinary or preference etc)	Ordinary	Ordinary
Number allotted	14,024	17,052
Nominal value of each share	25p	25p
Amount (if any) paid or due on each share (including any share premium)	543.00p	743.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt data barcode	When you have completed and signed the form send it to the Registrar of Companies at:

	Companies House, Crown Way, Cardiff, CF14 3UZ For companies registered in England and Wales or	DX 33050 Cardiff

	Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB For companies registered in Scotland	DX 235 Edinburgh

Names and addresses of the allottees

Shareholder details (List joint share allotments consecutively)	Shares and share class allotted

Name(s)	Class of shares allotted	Number allotted
Lloyds TSB Registrarts Corporate Nominee Limited	Ordinary	28,076

Address
Highdown House Yeoman way Worthing West Sussex
UK postcode BN99 6DA

Name(s)	Class of shares allotted	Number allotted
Steven David Petock	Ordinary	3,000

Address
211 Kinloch Road Manakin Sabot VA 23103 USA
UK postcode

Name(s)	Class of shares allotted	Number allotted

Address

UK postcode

Name(s)	Class of shares allotted	Number allotted

Address

UK postcode

Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 23/01/07
M J White
A secretary

Contact Detail
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record

Tel
	DX number	DX exchange